Invest in nedl (as in, "the haystack")

Software | Entertainment | Technology | B2C | App

Have your own live radio show — in seconds!

NEDL.COM SANTA MONICA CALIFORNIA





We believe in The First Amendment and that there's no use in having the right to speak freely if no one hears you. Unfortunately, algorithms used by search companies and social media limit information people can discover in the name of curation-- and only a fraction of people (determined by Facebook) ever see their friend's posts. We can do better.

Ayinde Alakoye Founder, CEO @ nedl (as in, "the haystack")

Why you may want to invest in us...

1. Founder created the company that built the original iheartradio app for Clear Channel in 2007
2. Winner - National Association of Broadcasters/ Knight Foundation PILOT Innovation Challenge Award
3. 'Top 50 Start-ups to Watch in 2020', Built-in LA (2020)
4. Webby Honoree - Voice Features Technical Achieve
5. Appy Award - Social Sharing (2019)
6. Pepperdine University Graziadio Business School's 'Most Fundable Companies' (2018)
7. Today, demand for communication, connection, and income-generating technology is at an all-time high
8. Join the movement to democratize access to information and the microphone itself.

Why investors ❤ us

WE'VE RAISED $1,596,440 SINCE OUR FOUNDING



We believe in the liberating power of voice. There's never been a more important time for that than today. With Ayinde's background as a Speechwriter for President Obama, and as a serial entrepreneur who created the first version of the app that iHeartRadio uses today, we feel confident that he has the vision, technical skills and leadership ability to build an incredible business. As a founder, Ayinde is unbelievably dedicated and transparent.

We love that Nedl's technology puts a premium on detecting your words in real-time to even the playing field and expose everyone to a larger audience. Nedl is a full-featured, innovative app. Going live to over 150M Alexa devices

... *read more*

Christie Pitts General Partner, Backstage Capital

LEAD INVESTOR | INVESTING $25,000 THIS ROUND



I invested because Ayinde is a rockstar!

Josh Greenbaum



I believe in the 1st amendment, and I believe in Ayinde.

Kasem Rodriguez Mohsen

Building equitable funding and support systems for underserved entrepreneurs.

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Ayinde Alakoye

Founder, CEO

Girldad, Keynote Speaker, TechCrunch Contributor, Former Presidential Candidate Barack Obama Speechwriter, Original "iheartradio" App Creator

Van Johnson

Advisor

In the news

Los Angeles Business Journal · Forbes · The Webby Awards · Entrepreneur · DownloadBlog

Downloads

- Go Live Radio Show
- nedl deck full 2020CWe3clean.pdf

Making it possible for everyone to have their own live radio show.

nedl (as in, "the haystack") is an app that allows you to create your own live broadcast show — in 90 seconds. Share your link. Listeners tune in automatically — no app download necessary.



nēdl Moms, Radio, & Bringing People Together
Watch later
Share



nēdl
Find voices.
Be heard.
www.nedl.com
nē

The problem



It's never been easier to publish content, and...
It's never been harder to be discovered.
2

Our solution



nēdl lets audio creators amplify, monetize, and transcribe their words in real-time.
3

How it works



Search Live Audio Like the Web
Emma Johnson
Today LeBron was
Election
Find Live News, Sports, and Talk
Create Your Own Broadcast
KATY SMITH
Get Tips for nēdlcasting
@LukeMaloo
4

Our secret sauce



But, nēdl is more than just an app...
It's a "Private Broadcast" creation and listening platform with friction-less sharing.
Audiences Listen via Web or Smart Speaker and can Subscribe to SMS Alerts-- all without downloading an app.
CREATE
ANDROID APP ON Google play
Download on the App Store
@JONNYCPRICE
amazon alexa
androidauto
nēdl
5

The opportunity...



Search advertising spending worldwide from 2009 to 2019
(in billion U.S. dollars)
Expenditure in billion U.S. dollars
150
125
100
75
50
25
0
26.7
32.1
42.8
53.2
62.9
73.8
79.8
91.1
106.1
124.1
135.9
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019*
© Statista 2020

nedl is for everyone!



nē
Endless
Audio Possibilities
Influencers
Charlize Theron
Going live to support causes with fundraisers and awareness campaigns
Voice Actors, Podcasters & Creators
Content Creators
Promoting their brands, expanding their audiences with live content
Freelance Journalists, Writers, Twitterverse
@DanRather
Opt-in Live Breaking News coverage from Dan Rather right to your Air Pods
nēdl
6

Business model



nē
nēdl is absolutely FREE to listen
Search Live Audio Like the Web
Create Your Own Broadcast
Find Live News, Sports, and Talk
For users who want to broadcaster themselves,
Subscription Pricing starts at $1.99 after a 1-Month FREE trial:
$1.99
100 Minutes
$14.99
500 Minutes
$199
Unlimited
$399
Unlimited with Recording
nēdl
7

Milestones



nē
Financing and Milestones
$1M for 7%
Q4 2018
Seed I
$1M achieved:
• Distribution: iOS, React Native, Android, Android Auto, Alexa, Web
• +120K stations/ 350K podcasts
• 1.4M In-App Searches of Live Content
• Secured IP (Domestic, Internat'l)
• Achieved Sustained $.21 CPI
Q2 2020
Seed II
$1M to:
• Market to B2B
• Prove Consumer and B2B Marketing Channels
• Subscriptions $1.2M ARR
• Onboard Influencers
Q1 2021
Series A
• Audio ads/ Audio logos
• "Rad-words" -- Real-time Search Display Ads (RTB)
• Machine Learning Data
• Monetize While You Speak
nēdl
9

Use of funds



Year 1 Use of Funds ($'000s)
300.0
723.8
309.3
189.8
Sales and Marketing
Software and Systems
G&A Costs
Transcription Costs

What nedl Means to the COVID-19 Era

Live Product Demo

We started this company to give a voice to the voiceless by democratizing access to information and the microphone itself. In a world where many of us are confined to our homes as we do our part to "flatten the curve," more than ever, people need to be able to communicate while social distancing, express themselves, and have the ability to earn money from home. That's what nedl is. A no friction way to amplify the voices of audio creators, teachers, actors, community leaders, elected officials and yes, celebrities.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We give users their own worldwide live radio show that's sharable to anyone, searchable in real-time by the words that they say, and monetized by tips we call, "Hay." nedl is the app to Find Voices and Be Heard.

Where will your company be in 5 years?

We want nedl to be a household name for when anyone wants to find live audio about any person or headline.

Why did you choose this idea?

We believe in The First Amendment and that there's no use in having the right to speak freely if no one hears you. Unfortunately, algorithms used by search companies and social media limit information people can discover in the name of curation-- and only a fraction of people (determined by Facebook) ever see their friend's posts. We can do better.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The pandemic has emphasized the need for individuals to gather virtually, connect, express themselves, share information, find entertainment, and for many, generate new income streams.

Although video seemed dominant, more and more people are experiencing a new biological phenomenon known as "Zoom Fatigue" and even more are searching for new content to discover or ways to be discovered.

nedl amplifies the voices of live audio creators. Whether they are worship leaders, business professionals wanting to connect with their teams privately, or podcasters, there's never been a better time for users to start their own streams with at least 200M Americans and more international as a captive audience.

How far along are you? What's your biggest obstacle?

We've invested a great deal of time and capital in creating and testing our product. Now with the information we've gathered, we're ready to perform some tweaks to the offering to grow our user base.

Who competes with you? What do you understand that they don't?

There's an Asian-based company that has a live audio broadcast product and is targeting a slightly different audience in a different way. We believe our live speech search technology and our Radio Broadcast vision give us distinct advantages in not only the way we present our product to consumers but also in the way we go about gaining market share.

How will you make money?

We'll generate revenue in two phases. In Phase 1, where we are today, we'll sell "Hay" (the way users tip our live hosts). We'll focus on revenue from Hay and Audio Ads (it's free to listen). In Phase 2, revenue will come from our own in-house ad platform rather than rely on third-party advertising (Audio/Display Ads) and Hay.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

For us to succeed we need to develop our new solution quickly and foster great relationships among tastemakers. We'll need to build-up grassroots support to ensure that talent, families, small teams, and organizations are trying our product and coming back again and again.

What makes nedl different from YouTube Live, Instagram Live, Periscope, or other live social media platforms?

nedl enjoys all the advantages of being audio-only (lower bandwidth for better connections, no need for hosts to wear make-up or fuss with lighting/camera angles, and the ability for listeners to multitask), transcribes users words in real-time and lets them earn money via Hay. nedlcasts are searchable as-they-happen - by the words that are being said and require no app download for followers to tune-in and listen.

What makes nedl different from podcasts?

nedl is a live interactive podcast where both listeners and hosts help to make the content what it is- in real-time. nedl eliminates the discovery problem for podcasters because the live nature of the audio creates demand and FOMO for each broadcast. Additionally, unlike a podcast, new audiences don't have a learning curve - followers can simply tap the link to listen instantly.

Financials

nedl (as in, "the haystack") has financial statements ending December 31 2019. Our cash in hand is $36,943.97, as of April 2020. Over the three months prior, revenues averaged $50/month, cost of goods sold has averaged $6,000/month, and operational expenses have averaged $6,000/month.

At a Glance

January 1 to December 31



$540
Revenue



-$883,266
Net Loss


IOU!

$20,326 +17%
Short Term Debt



$175,000
Raised in 2019



$36,944
Cash on Hand
As of 04/27/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We give people a global live radio show.

We want to be a household name for when anyone wants to hear live audio about any specific topic.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

nedl.com Inc. was incorporated in the State of Delaware in January 2017.

Since then, we have:

- Creator of the original iheartradio app with over 150M users today.
- nedl is useful for communication, connection and generating income from home, especially now, during the COVID-19 crisis.
- Help democratize access to information and the microphone itself.

Historical Results of Operations

Our company was organized in January 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $540 compared to the year ended December 31, 2018, when the Company had revenues of $0.
- *Assets.* As of December 31, 2019, the Company had total assets of $12,556, including $486 in cash. As of December 31, 2018, the Company had $770,162 in total assets, including $758,162 in cash.
- *Net Loss.* The Company has had net losses of $883,266 and net losses of $493,610 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $195,326 for the fiscal year ended December 31, 2019 and $17,394 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $380,000 in convertibles, $1,000,000 in equity, and $125,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 4 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

nedl.com Inc. cash in hand is $36,943.97, as of April 2020. Over the last three months, revenues have averaged $50/month, cost of goods sold has averaged $6,000/month, and operational expenses have averaged $6,000/month, for an average burn rate of $11,950 per month. Our intent is to be profitable in 18 months.

nedl.com Inc. cash in hand is $36,943.97, as of April 2020. Over the last three months, revenues have averaged $50/month, cost of goods sold has averaged $6,000/month, and operational expenses have averaged $6,000/month, for an average burn rate of $11,950 per month. Our intent is to be profitable in 18 months. We are now stripping away underperforming aspects of our offering to focus more directly on creators. By doing so, we will save significantly on costs.

In 2020 we anticipate our expenses will drop dramatically and that we'll see a more reliable and gradual uptick in in-app purchases. We anticipate (although cannot guarantee) that expenses six months after the raise will be in the neighborhood of $35K and revenue 2-3 times that. We believe we can reach a break-even point with the business within six months of raising our goal of $250K. At this time we have no other sources of capital upon which to rely.

When we launched nedl launched in 2017, our goal was to index every radio station on the planet in real-time by the words being said. As a result, we licensed over 120,000 live streams and over 350,000 podcasts (10M episodes). Our business model was to charge a subscription fee for audio creators who would pay to be indexed. But, without millions of users, we soon discovered that radio stations were not willing to become customers. At about this time, we realized that our tools for content creation help independent influencers, creators, and podcasters with their discovery problem and by serving them, we can eventually return to indexing premium content after we scale.

By sunsetting these live streams, we save on both licensing costs and the real-time transcription costs. (For example, transcribing one radio station 24/7 can cost as much as $1,000 a month.) We have a patent-pending way to do it at a fraction of the cost but it depends on us scaling, to implement.

Our new revenue focus is on in-app tipping units that we call, "Hay." Hay can be purchased on the nedl app with real money and used on our platform to gain recognition and clout. Hay can also be cashed out by users as a form of revenue generation.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
-163,568%	100%	-7,035%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
-$0.06	$270	4%
Revenue to Receivables:	**Debt Ratio:**	
~	1,556%	

2018-19 - nedl.com Inc. - Financial Statements with Notes v5 .pdf

Risks

1. Our success is dependent on building a strong team that is cohesive and adept at executing large tasks quickly.

2. Our success depends on harnessing the energy of this presidential election cycle as people grapple with unemployment, social issues, and adjusting during and post COVID19 (to the degree that they wish to express themselves or listen to others doing the same).

3. Our success is dependent on users sharing the live streams they hear and the lives streams they create which is designed to demonstrate the ease of use for the product.

4. Our future success depends on acting quickly to gain market share before a company that is better funded replicates our technology and approach to reach our target market more effectively.

5. Our success depends on an effective rollout of our strategy of attracting celebrities to broadcast live and bring their fan bases to the platform.

6. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Ayinde Alakoye	CEO @ nedl.com	2017

Officers

OFFICER	TITLE	JOINED
Ayinde Alakoye	President CEO Secretary Treasurer	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Ayinde Alakoye	6,713,500 Common Stock	26.9%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$28,858	Convertible Note
04/2020	$33,790	Loan
01/2018	$20,000	Convertible Note
02/2018	$85,000	Convertible Note
06/2018	$5,000	Convertible Note
01/2017	$20,000	Convertible Note
02/2018	$25,000	Convertible Note
02/2018	$125,000	SAFE
10/2018	$1,000,000	Priced Round
08/2019	$175,000	Convertible Note
02/2020	$25,000	Convertible Note
02/2020	$25,000	Convertible Note

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
08/01/2019	$175,000	0.0%	0.0%	$5,000,000	03/01/2021
02/10/2020	$25,000	6.25%	20.0%	$5,000,000	03/10/2023
02/12/2020	$25,000	0.0%	0.0%	$5,000,000	09/10/2021

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
SBA	04/27/2020	$33,790	$33,790	0.0%	05/27/2022	Yes

Related Party Transactions

None.

Use of Funds

$50,000 40% personnel, 30% ongoing server costs, 26.25% user acquisition, 3.75% Wefunder intermediary fee

$250,000 60% user acquisition, 19% personnel, 10% ongoing server costs and overhead, 3.75% Wefunder intermediary fee, 2.25% accounting costs, 5% legal.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	1,737,563	1,737,563	Yes
Series Seed Preferred Stock	3,072,436	3,072,436	Yes
Common Stock	10,000,000	9,634,054	Yes

The Funding Portal

nedl (as in, "the haystack") is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC. CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.